Exhibit 12

LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR-IN-POSSESSION

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

(in thousands)
(unaudited)

	Six Months Ended
	June 30,

	2003	2002

		As Restated
(Loss) before income taxes, equity in net losses of affiliates, minority interest, cumulative effect of change in accounting principle and extraordinary gain on acquisition of minority interest	$(136,867)	$(3,714)
Plus fixed charges:
Interest expense	54,576	52,833
Interest component of rent expense(1)	6,534	7,612
Less: capitalized interest	(18,843)	(15,878)

Earnings available to cover fixed charges	$(94,600)	$40,853

Fixed charges(2)	$(67,830)	$(119,218)

Deficiency of earnings to cover fixed charges	$(162,430)	$(78,365)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Preferred dividends have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying the Company’s operations and the resulting impact on the Company’s effective tax rate.